EMPLOYMENT AGREEMENT

     This Employment Agreement (hereinafter "Agreement") is made and entered into effective the 1st day of December, 2000, by and between NACO INDUSTRIES, INC., a Utah corporation, whose principal place of business is in Logan, Utah, (hereinafter referred to as "Company"), and W. MICHAEL HOPKINS of North Logan, Utah, (hereinafter referred to as "Employee"), and is based upon the following:

                                    RECITALS:

     A. Company is organized under the laws of the State of Utah and is engaged in the business of manufacturing and selling PVC plastic pipe fittings and related products.

     B. Employee possesses unique experience, education and skills essential to the business of the Company.

     C. Company has engaged the services of Employee on a fulltime basis and requires that Employee devote substantially his full time and attention to the business of Company.

     NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Company and the Employee agree as follows:

                         ARTICLE I EMPLOYMENT AND DUTIES

     1.01 Employment. The Company hereby agrees to employ the Employee and the Employee hereby accepts employment in the capacity of PRESIDENT of the Company, and agrees to devote adequate business time and his best efforts to the diligent and faithful performance of his duties in such capacity hereunder, under the direction of the Board of Directors of the Company.

     1.02. Conflicting Interests. During the continuation of his employment by the Company hereunder, the Employee will devote his substantial time, energy, attention and skill to the services of the Company and to the promotion of its interests, and Employee will not during such time engage in any activities, without full disclosure to and approval by the Board of Directors of the Company, which represent a conflict of interest with his duties or responsibilities to the Company.

     1.03. Term. Unless sooner terminated as hereinafter provided, the term of this agreement shall be FIVE YEARS, commencing on the effective date of this agreement, and continuing from year to year thereafter unless terminated upon prior written notice of either party hereto given not later than one hundred twenty (120) days in advance of the expiration of the then current term of this employment agreement. Employee agrees to remain in the exclusive employ of Employer during the term, or any extended term hereof.

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                             ARTICLE II COMPENSATION

     2.01. Basic Salary. For all services rendered by Employee under this Agreement, Company shall pay Employee an annual base salary of NINTY THOUSAND DOLLARS ($90,000.00), payable in semi-monthly installments or other periods consistent with the payroll policy of the Company for its employees. In addition to such base salary, the Company shall further pay to Employee an ANNUAL BONUS calculated on the percentage of the Company's net profits for each fiscal year, or portion thereof, throughout the term of this agreement, which net profit figure shall be computed before taxes to the Company upon such profits based on the following schedule.

     Net Profits from $500,000 to $2,500,000, the Company shall pay five percent (5%) to be calculated before any dividends are declared to shareholders, and another five percent (5%) on the same profits to be calculated after any dividends are declared to shareholders.

     Net Profits from $2,500,001 to $5,000,000, the Company shall pay two and a half percent (2 '/2 %) to be calculated before any dividends are declared to shareholders, and another two and a half percent (2 Vi %) on the same profits to be calculated after any dividends are declared to shareholders.

     NetProfits from $5,000,001 and above, the Company shall pay one and a quarter percent (1 */4 %) to be calculated before any dividends are declared to shareholders, and another one and a quarter percent (1 '/4 %) on the same profits to be calculated after any dividends are declared to shareholders.


Example Calculation Only: $1,000,000 Net Profit Before Taxes

$1,000,000 NPBT minus $500,000 floor = $500,000 NPBT Bonus: $500,000 @ 5%=
$25,000
          Board Declares Dividends of $200,000
          $1,000,000 NPBT subtract $200,000 Declared Dividend = $800,000 NPBT
Bonus: $800.000 (NPBT minus Dividend) minus $500.000 floor  =$300,000
@ 5% = $15,000
 ----------------------------------------------------------------------------
 Total Bonus: $25,000 plus $15,000 = $40,000


     The annual bonus shall be payable to Employee as soon as the amount thereof may be practically determined after the close of the Company's fiscal year.

     2.02. Employee Benefits. Employee shall be entitled to sick leave, vacation, and other employee benefits in accordance with the policies and programs made available by the Company for its full-time employees. Throughout the term of this agreement, Employee shall also be entitled to a vehicle allowance commensurate with his title and responsibilities.

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     2.03. Stock Options.  In consideration of the terms hereof,  upon execution of this agreement (or as soon thereafter as shall be possible for the Company without violating contract covenants or other rules of law binding upon the Company) the Company shall issue to Employee options to purchase ONE HUNDRED THOUSAND (100,000) SHARES of the Company's common stock, at the exercise price of TWO DOLLARS PER SHARE. Rights to exercise such shares shall vest in Employee at the rate of Twenty Percent (20%) per year, such that Employee may exercise all or part of the first 20% of such options on or after a date one year from the date of this agreement, with the right to exercise up to an additional 20% of such options on or after each succeeding anniversary date hereof, until a date five years from the date of this agreement, after which any remaining options not yet exercised by Employee may be exercised. Non-exercised options shall expire upon termination of employment. Moreover, the grant of these options shall not affect Employee's eligibility to participate in the grant of any further stock options which may be granted by the Company to its key employees, whether as incentive stock bonuses or otherwise.

                             ARTICLE III TERMINATION

     3.01. Termination by Company. The Company reserves the right to terminate Employee's term of employment under this Agreement should any of the following occur:

                  (a) Employee's commission of a felony or any other act abhorrent to the community which a reasonable person would consider materially damaging to the reputation of the Company or its successors or assigns.

                  (b) Employee's material breach of or failure to perform his obligations in accordance with the terms and conditions of this Agreement.

                  (c) Employee shall commit any fraud, embezzlement, theft, misappropriation or breach of fiduciary duty or other act of dishonesty against the Company;

                  (d) Employee shall perform an act of gross negligence in the performance of his duties hereunder or shall willfully neglect his duties hereunder.

         3.02. Effect on Other Provisions. Termination of Employee's employment under this Agreement, and pursuant to this paragraph, will terminate only Employee's obligations to act as Employee for the Company under this Agreement and shall also terminate Company's obligation of compensation to the Employee as set forth in Article II hereof. Employee's obligation to perform under any and all of the remaining paragraphs herein shall remain in full force and effect as set forth in this Agreement after the termination of the Employee's employment.

         3.03. Termination by Employee. Employee may terminate employment by giving one hundred twenty (120) days written notice of intent to terminate. Upon receipt of termination employee agrees that all stock options and bonuses for the current fiscal year in which termination is given are forfeited.

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                            ARTICLE IV MISCELLANEOUS

         4.01. Records and Files. All records, charts and files concerning customers or suppliers of Company shall belong to and remain the property of Company. Upon termination of his employment hereunder, Employee shall not be entitled to keep or reproduce Company's records or charts related to any customer or supplier.

         4.02. Rights and Obligations of Successors. This Agreement shall not be assignable or transferable by the Company or Employee.

         4.03. Remedies. Employee understands that the Company would not have any adequate remedy at law for the material breach or threatened breach by him of any one or more of the covenants set forth in this Agreement and agrees that in the event of any such material breach or threatened breach, the Company may, in addition to the other remedies which may be available to it in law or in equity:


                  (a) File a suit in equity to enjoin him from the breach or threatened breach of such covenants.

                  (b) Bring suit for damages incurred as a result of any breach or threatened breach of any one or more of the covenants of this Agreement.

         4.04. Equitable Remedy and Liquidated Damages: The parties hereto acknowledge that Employee has established a home in the community, and has worked to acquire skills and experience for the benefit of Company, and that Employee anticipates that employment with Company shall constitute his career employment. Moreover, in the event that Company should wrongfully terminate said employment of Employee during the term of this agreement, it would be impractical and extremely difficult to accurately determine the amount of damages suffered by Employee therefrom. Therefore, in addition to any other rights or remedies of Employee hereunder or pursuant to law in the event of a wrongful termination by Company, the parties acknowledge that Employee shall be entitled to the equitable remedy of specific performance of this contract; or. Employee shall be entitled to an immediate payment equal to the greater of ONE HUNDRED THOUSAND DOLLARS, ($100,000.00) or the annual base salary plus the amount of the annual bonus for the fiscal year of termination (annualized based on net profits to date of termination), as liquidated damages therefor, which amount the parties acknowledge to be their best good-faith estimate of damages and not as a penalty.

         4.05. Waiver. A waiver by any party of any provision hereof, whether in writing or by course of conduct or otherwise, shall be valid only in the instance for which it is given, and shall not be deemed a continuing waiver of said provision, nor shall it be construed as a waiver of any other provision hereof.

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         4.06. Paragraph Headings.  The paragraph headings of this Agreement are inserted only for convenience and in no way define, limit or describe the scope or intent of this Agreement nor affect its terms and provisions.

         4.07. Number and Gender. As used in this Agreement, the term "Company" shall include all Companies, and the term "Employee" shall include all Employees, and the masculine shall include the feminine, and the feminine the masculine, when the context so requires.

         4.08. Governing Law. This Agreement, and all matters relating hereto, including any matter or dispute arising out of the Agreement, shall be interpreted, governed, and enforced according to the laws of the State of Utah, and the parties hereto consent to the jurisdiction of any appropriate court in the State of Utah to resolve such disputes.

         4.09. Severability. In the event any provision of this Agreement is found by a court of competent jurisdiction to be inconsistent with or contrary to any applicable law, ordinance or regulation, the latter shall be deemed to control and the Agreement shall be regarded as modified accordingly, giving full force and effect, to the extent possible, of the remaining terms and provisions of this Agreement.

         4.10. Amendments. This Agreement may be amended at any time upon unanimous agreement of the parties hereto which amendments must be reduced to writing and signed by all parties in order to become effective.

         4.11. Entire Agreement. This Agreement constitutes and represents the entire agreement of the parties hereto with respect to the subject matter hereof, and all other prior agreements, covenants, promises and conditions, verbal or written, between these parties are incorporated herein. No party hereto has relied upon any other promise, representation or warranty, other than those contained herein, in executing this Agreement.

         4.12. Further Instruments. The parties hereto agree that they will execute any and all other documents or legal instruments that may be necessary or required to carry out and effectuate all of the provisions hereof.

         4.13. Attorney's Fees. In the event any party hereto shall be in default or breach of this Agreement, said party shall pay and be liable for all reasonable attorney's fees, court costs and costs of collection incurred by the non-defaulting or non-breaching party in prosecuting and/or protecting its rights hereunder.

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         IN WITNESS WHEREOF,  the parties hereto have executed this Agreement as of the day and year first above written.


                                COMPANY:


                                 By: /s/ Verne E. Bray
                                 ---------------------
                                         Verne E. Bray
                                         Its  Chairman of the Board,
                                         Secretary and Chief Executive Officer


                                           EMPLOYEE:


                                           /s/ W. Michael Hopkins
                                           ----------------------
                                               W. Michael Hopkins

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